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NOV 25 2015
Washington DC
189

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 43206

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10-01-14 (MM/DD/YY) AND ENDING 09-30-15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Templeton/Franklin Investment Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Franklin Parkway
(No. and Street)

San Mateo (City) CA (State) 94403-1906 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elaine Sabatino (650) 312-3239
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, L.L.P.
(Name – *if individual, state last, first, middle name*)

3 Embarcadero Center (Address) San Francisco (City) CA (State) 94111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Elaine Sabatino, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Templeton/Franklin Investment Services, Inc., as of September 30, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo
Subscribed and sworn to (or affirmed) before me on
this 12 day of November 2015
by Sabatino Elaine Jennings
proved to me on the basis of satisfactory evidence
to be the person who appeared before me.

LINDA LE
COMM. # 2085380
NOTARY PUBLIC - CALIFORNIA
ALAMEDA COUNTY
MY COMM. EXP. NOV. 6, 2018

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Templeton/Franklin Investment Services, Inc. and Subsidiary

Report on Audit of Consolidated Statement of Financial Condition

September 30, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Templeton/Franklin Investment Services, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Templeton/Franklin Investment Services, Inc. and its subsidiary (the "Company") at September 30, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Francisco, California
November 12, 2015

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Templeton/Franklin Investment Services, Inc. and Subsidiary
Consolidated Statement of Financial Condition
September 30, 2015

Assets		
Cash and cash equivalents	$	3,321,316
Due from affiliates		502,570
Other		37,124
Total Assets	**$**	**3,861,010**
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable and accrued expenses	$	492,115
Due to affiliates		484,633
Total liabilities		976,748
Commitments and Contingencies (Note 5)		
Stockholder's Equity		
Common stock, no par value, 10,000 shares authorized; 100 shares issued and outstanding		—
Additional paid in capital		36,588,734
Accumulated deficit		(33,704,472)
Total stockholder's equity		2,884,262
Total Liabilities and Stockholder's Equity	**$**	**3,861,010**

See Notes to Consolidated Statement of Financial Condition.

Templeton/Franklin Investment Services, Inc. and Subsidiary
Notes to Consolidated Statement of Financial Condition
September 30, 2015

---

1. Business

Nature of Operations
Templeton/Franklin Investment Services, Inc. ("TFIS" and collectively with its subsidiary, the "Company") is a wholly-owned subsidiary of Templeton Worldwide, Inc. (the "parent"), which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. ("Franklin"). TFIS is registered with the United States Securities and Exchange Commission (the "SEC") as a broker/dealer and serves as an introducing broker/dealer for Franklin's Luxembourg-domiciled mutual funds to U.S. broker/dealers with offshore clients. TFIS is a member of the Financial Industry Regulatory Authority, which is the designated examining authority of U.S. broker/dealers, and the Securities Investor Protection Corporation.

TFIS operates as an introducing broker/dealer and does not hold funds or securities for customers or carry customer accounts. All customer transactions are cleared through other broker/dealers on a fully-disclosed basis.

TFIS' wholly-owned subsidiary, Templeton Franklin Global Distributors Ltd. ("TFGD"), is a corporation organized under the laws of the commonwealth of Bermuda. Prior to January 30, 2015, TFGD provided distribution services to a mutual fund sponsored by Franklin (the "fund") pursuant to a distribution agreement with the fund. On January 30, 2015 the agreement was terminated and an affiliate took over the services. As a result, TFGD transferred its assets and liabilities related to the distribution of the fund to the affiliate at carrying value.

Risks and Uncertainties
Global financial markets experienced volatility during the fiscal year ended September 30, 2015 ("fiscal year 2015") and declined sharply in the fourth fiscal quarter amid worries about the economic slowdown in China and other emerging markets and the impact on global growth.

The business and regulatory environments in which the Company operates remain complex, uncertain and subject to change. The Company is subject to various laws, rules and regulations that impose restrictions, limitations and registration, reporting and disclosure requirements on, and add complexity to its business and compliance operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act") also resulted in increased scrutiny and oversight of the Company's financial services and products. The Company continues to analyze the impact of the Dodd-Frank Act as further implementing rules are adopted and become effective.

2. Significant Accounting Policies

Basis of Presentation
The consolidated statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America, which require the use of estimates, judgments, and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual amounts may differ from these estimates. The Company has evaluated subsequent events through November 12, 2015, which is the date that the consolidated statement of financial condition was issued.

Consolidation
The consolidated statement of financial condition includes the accounts of TFIS and its subsidiary in which it has a controlling financial interest. The Company has a controlling financial interest when it owns a majority of the voting interest in an entity. All material intercompany accounts and transactions have been eliminated.

Cash and Cash Equivalents
Cash and cash equivalents consist of deposits with financial institutions and money market funds sponsored by Franklin. Cash and cash equivalents are carried at cost. Due to the short-term nature and liquidity of these financial instruments, the carrying values of these assets approximate fair value.

The Company limits the amount of credit exposure with any given financial institution and conducts ongoing evaluations of the creditworthiness of the financial institutions with which it does business. Deposits with one financial institution exceeded Federal Deposit Insurance Corporation insured limits by $1,132,213 at September 30, 2015, representing a concentration of credit risk.

Income Taxes
The Company is included in the consolidated U.S. federal and combined California state income tax returns for Franklin. The Company also files a separate Florida state income tax return.

Under an intercompany tax sharing agreement (the "Agreement"), Franklin allocates these income taxes to the Company using the separate return method except for tax benefits arising from its federal and combined state net operating losses, which are utilized by Franklin under the Agreement. As a result of this exception to the separate company method, the Company does not record in its consolidated statement of financial condition deferred tax assets related to federal or combined state income tax losses. Instead, these deferred tax assets are treated as transferred to Franklin in the year originated by the Company and reflected in stockholder's equity. The Company tracks these net operating loss deferred tax assets in a separate memorandum account.

Consistent with the separate company method, and other than as described above, the Company recognizes deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of its assets and liabilities. These deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The impact on deferred charges in tax rates and laws, if any, are applied to the years during which temporary differences are expected to be settled and reflected in the financial statements in the period enacted.

3. New Accounting Guidance

Accounting Guidance Adopted During Fiscal Year 2015

There was no new accounting guidance adopted by the Company during fiscal year 2015.

New Accounting Guidance Not Yet Adopted

In February 2015, the Financial Accounting Standards Board issued an amendment to the existing consolidation guidance. The amendment modifies the consolidation framework for certain investment entities and all limited partnerships. It also eliminates certain criteria used to determine whether fees paid to decision maker are a variable interest. The amendment allows for either a full retrospective

or modified approach at adoption, and is effective for the Company beginning in the fiscal year ending September 30, 2018. The Company does not expect the adoption of the amendment to have a material impact on its consolidated statement of financial condition.

4. Taxes on Income

The components of the net deferred tax asset as of September 30, 2015 were as follows:

	Amount
Separate filing state tax net operating loss carry-forwards	$ 359,089
Deferred compensation and employee benefits	58,662
Total deferred tax assets	417,751
Valuation allowance	(417,751)
Deferred Tax Assets, Net of Valuation Allowance	$ —

At September 30, 2015, there were $16,553,727 in federal net operating loss carry-forwards expiring between 2018 and 2035. The tax impact of these loss carry-forwards have been utilized by Franklin. The Company maintains memorandum accounting for its federal and California state net operating loss carry-forwards.

At September 30, 2015, there were $10,044,471 in Florida state net operating loss carry-forwards expiring between 2020 and 2035. The tax impact of those loss carry-forward amounts is $359,089 and is offset by a valuation allowance due to the uncertainty of realizing the tax benefit of the loss carry-forwards in future years.

At September 30, 2015, the Company had no gross unrecognized tax benefits.

The Company is subject to examination by the taxing authorities in certain jurisdictions. The Company's major tax jurisdictions and the tax years for which the statutes of limitations have not expired are U.S. federal and the State of Florida for 2012 to 2015.

5. Commitments and Contingencies

Legal Proceedings
The Company is from time to time involved in litigation relating to claims arising in the normal course of business. Management is of the opinion that the ultimate resolution of any such claims will not materially affect the Company's business, financial position, results of operations or liquidity.

6. Stock-Based Compensation

The Company participates in Franklin's Amended and Restated Annual Incentive Compensation Plan (the "AIP"), the 2002 Universal Stock Incentive Plan, as amended and restated (the "USIP") and the amended and restated Franklin Resources, Inc. 1998 Employee Stock Investment Plan (the "ESIP").

The Compensation Committee of Franklin's Board of Directors determines the terms and conditions of awards under the AIP, the USIP and the ESIP.

The Company's liability to Franklin for stock-based compensation as of September 30, 2015 was $8,511 and is included in accounts payable and accrued expenses in the consolidated statement of financial condition.

Stock and Stock Unit Awards

Under the terms of the AIP, eligible employees may receive cash, equity awards, and/or mutual fund unit awards generally based on the performance of Franklin and its consolidated subsidiaries, its funds and the individual employee. The USIP provides for the issuance of shares of Franklin's common stock for various stock-related awards to officers, directors, and employees. There are 120.0 million shares authorized under the USIP, of which 27.2 million shares were available for grant at September 30, 2015.

Stock awards generally entitle holders to the right to sell the underlying shares of Franklin's common stock once the awards vest. Stock unit awards generally entitle holders to receive the underlying shares of common stock once the awards vest. Awards generally vest based on the passage of time or the achievement of predetermined Franklin financial performance goals. In the event a performance measure is not achieved at or above a specified threshold level, the portion of the award tied to such performance measure is forfeited.

Stock and stock unit award activity was as follows during fiscal year 2015:

	Shares	Weighted-Average Grant-Date Fair Value Per Share
Nonvested balance at September 30, 2014	1,775	$ 49.95
Granted	2,605	55.68
Vested	(1,945)	51.13
Nonvested Balance at September 30, 2015	**2,435**	**$ 55.14**

Total unrecognized compensation expense related to nonvested stock and stock unit awards, net of estimated forfeitures, was $124,778 at September 30, 2015. This expense is expected to be recognized over a remaining weighted-average vesting period of approximately 1.6 years. The total fair value of stock and stock unit awards vested during fiscal year 2015 was $85,033.

Franklin generally does not repurchase shares upon vesting of stock and stock unit awards. However, in order to pay taxes due in connection with the vesting of employee and executive officer stock and stock unit awards, shares are repurchased using a net stock issuance method.

Employee Stock Investment Plan

The ESIP allows eligible participants to buy shares of Franklin's common stock at a discount of its market value on defined dates. A total of 0.6 million shares were issued by Franklin under the ESIP

during fiscal year 2015, and 5.2 million shares were reserved for future issuance at September 30, 2015.

7. Related Party Transactions

The Company periodically enters into transactions during the ordinary course of business with affiliates, which are recorded and settled through intercompany accounts. Amounts due to and from affiliates relate to these transactions.

The parent has agreed to continue to provide the financial support necessary to fund the Company's operations.

8. Net Capital Requirement

TFIS is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1). In accordance with Rule 15c3-1, TFIS is required to maintain a minimum net capital of the greater of 6-2/3% of aggregate indebtedness or $5,000. In addition, TFIS is required to maintain a ratio of aggregate indebtedness to net capital, both as defined, not in excess of 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. As of September 30, 2015, TFIS had net capital of $1,137,495 which was $1,074,016 in excess of its required net capital of 63,479. The ratio of aggregate indebtedness to net capital was 0.84 to 1.

All customer transactions are cleared through other broker/dealers on a fully disclosed basis. Therefore, TFIS is not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3 of the SEC.

TFIS claims exemption from SEC Rule 15c3-3 based upon paragraph k(2)(ii) of the Rule.

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Templeton/Franklin Investment Services, Inc.:

We have reviewed Templeton Franklin Investment Services, Inc.'s (the "Company") assertions, included in the accompanying Exemption Report Pursuant to Rule 17a-5, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended September 30, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended September 30, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

San Francisco, California
November 12, 2015

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Exemption Report
Templeton/Franklin Investment Services, Inc.

Templeton/Franklin Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii); and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Templeton/Franklin Investment Services, Inc.

I, Elaine J. Sabatino, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Financial Officer

November 12, 2015

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Templeton/Franklin Investment Services, Inc.:

We have reviewed Templeton Franklin Investment Services, Inc.'s (the "Company") assertions, included in the accompanying Exemption Report Pursuant to Rule 17a-5, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended September 30, 2015 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended September 30, 2015.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

San Francisco, California
November 12, 2015

PricewaterhouseCoopers LLP, Three Embarcadero Center, San Francisco, CA 94111-4004
T: (415) 498 5000, F: (415) 498 7100, www.pwc.com/us

Exemption Report
Templeton/Franklin Investment Services, Inc.

Templeton/Franklin Investment Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii); and

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Templeton/Franklin Investment Services, Inc.

I, Elaine J. Sabatino, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Chief Financial Officer

November 12, 2015